# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EVOKE PHARMA, INC., CIK 0001403708
CUSIP: 30049G203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 420 Stevens Avenue, Suite 230, Solana Beach, California (CA), 92075
Date of event which requires filing of this statement: 02/03/2025
Amends the filing with accession number 0001104659-24-101777
Filed by CIK 0001472322
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St. 2nd Floor, New Canaan, Connecticut (CT), 06840, (203) 308-4440

## Reporting persons
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 254,639; sole dispositive power 0; shared dispositive power 254,639; aggregate amount beneficially owned 254,639 (15.99% of the class)
- Wilmot B. Harkey: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 254,639; sole dispositive power 0; shared dispositive power 254,639; aggregate amount beneficially owned 254,639 (15.99% of the class)
- Daniel Mack: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 254,639; sole dispositive power 0; shared dispositive power 254,639; aggregate amount beneficially owned 254,639 (15.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: EVOKE PHARMA, INC.
Address of issuer's principal executive offices: 420 Stevens Avenue, Suite 230, Solana Beach, California (CA), 92075
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the "Reporting Persons") on September 20, 2024 (the "Original Schedule 13D"), as previously amended on October 1, 2024 and November 6, 2024, relating to Common Stock, par value $0.0001 per share (the "Common Stock"), of Evoke Pharma, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D as previously amended. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information reported in the Original Schedule 13D as previously amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by the addition of the following disclosure:

The Reporting Persons have begun discussions with the Issuer regarding the selection of a second designee to the Issuer's board of directors pursuant to the September 2024 Letter Agreement. Upon appointment of the Reporting Persons' designee to the Issuer's board of directors, the Issuer will be required to disclose certain information concerning the designee in a Current Report filed with the SEC on Form 8-K.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 1,592,495 shares of Common Stock outstanding as of November 5, 2024, which includes 1,486,009 shares of Common Stock outstanding (as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024) and 106,486 shares of Common Stock for which the Warrants may be exercised as of the date hereof (giving effect to the Beneficial Ownership Limit), which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own 254,639 shares of Common Stock, which includes 148,194 shares of Common Stock held by the Nantahala Investors and a further 106,486 shares of Common Stock issuable upon exercise of the Warrants (giving effect to the Beneficial Ownership Limitation), or approximately 15.99% of the outstanding shares of Common Stock. Each of Mr. Harkey and Mr. Mack, as principals of Nantahala, may also be deemed to beneficially own the same shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Nantahala, Mr. Harkey and Mr. Mack have the shared power to vote and dispose of the Common Stock reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: In the past 60 days, neither the Reporting Persons nor the Other Officers have made any transactions in the shares of Common Stock, except as reported on Form 4.
Other persons with the right to receive dividends or sale proceeds: The Nantahala Investors hold the shares of Common Stock reported herein or have the right to acquire the shares of Common Stock reported herein based on holding the Warrants. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein, which, in the case of Blackwell Partners LLC - Series A, relates to more than 5% of the outstanding shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis/Chief Compliance Officer (02/03/2025)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey/Manager (02/03/2025)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack/Manager (02/03/2025)